SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

AMENDMENT NO. 5

ProPhase Labs, Inc.

(Name of Issuer)

Common Stock, par value $0.0005 per share

(Title of Class of Securities)

74345W 10 8

(CUSIP Number)

Herbert Kozlov, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, New York 10022

(212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No: 74345W 10 8

1.	Name of Reporting Person:
Ted Karkus
2.	Check the Appropriate Box if a Member of a Group
(See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	3,124,588 (1)
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	3,124,588 (1)
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,124,588 shares of common stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)	18.9%(2)

14.	Type of Reporting Person (See Instructions)	IN

(1)	Includes 650,000 shares of common stock issuable to the Reporting Person upon the exercise of stock options, which are vested and exercisable within the next 60 days.

(2)	Based on 15,892,296 shares of common stock outstanding on May 18, 2015, plus 650,000 shares of Common Stock issuable to the Reporting Person upon the exercise of stock options, which are vested and exercisable within the next 60 days.

Introductory Note:

This Amendment No. 5 amends and supplements the Statement on Schedule 13D filed by Ted Karkus (the “Reporting Person”) on April 27, 2011 (the “Original Schedule 13D”, as amended and supplemented by the Schedule 13D/A filed on November 15, 2011, Amendment No. 2 filed December 14, 2011, Amendment No. 3 filed on May 18, 2012, and Amendment No. 4 filed on September 19, 2014, together with this Amendment No. 5, the “Schedule 13D”) to the extent specifically set forth below. Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

The Reporting Person acquired a total of 210,000 shares of Common Stock in open market transactions on the Nasdaq Global Market on May 18, 2015 and May 19, 2015 for aggregate consideration of $283,395 (exclusive of commissions) as previously reported on Form 4 filed on May 19, 2015. All of the purchases were made with the Reporting Person’s personal funds.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)-(b) The Reporting Person may be deemed to beneficially own 3,124,588 shares of Common Stock. Based on 15,892,296 shares of Common Stock outstanding as of May 18, 2015, plus 650,000 shares of Common Stock issuable to the Reporting Person upon the exercise of stock options, which are vested and exercisable within the next 60 days, such ownership represents 18.9% of the issued and outstanding shares of the Issuer.

The Reporting Person has (i) sole power to vote 3,124,588 shares of Common Stock which is comprised of 2,474,588 shares and options to purchase 650,000 shares that are vested and exercisable as of May 18, 2015. Such amounts do not include options to purchase 50,000 shares of Common Stock that will not vest within 60 days and therefore are not exercisable within 60 days of the date hereof.

(c) The information included in Item 3 is hereby incorporated by reference. Other than the transactions described in Item 3, the Reporting Person has not engaged in any transaction in the Common Stock during the last 60 days

(d)-(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2015

By:	/s/ Ted Karkus